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Studsvik®

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To:
Securities and Exchange Commission

04 MAR 26 AM 7:21

Fax: 12029429624

From: Studsvik AB

Date: Thu 25 Mar 2004 08:55:25 AM EST

Headline: Positive Results from BNCT Study

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlo 3/29

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Studsvik®

PRESS RELEASE

Datum – Date

March 25, 2004

Positive Results from BNCT Study

The results of the first clinical Phase 2 study show that Studsvik's BNCT method for the treatment of fast-growing malignant tumors is at least as effective as conventional radiation therapy. At the same time, healthy brain tissue is subjected to a considerably lower radiation dose. In principle, this means that the treatment can be repeated, which is normally not the case with conventional radiation therapy. The protocol of the Phase 2 study comprised 30 patients.

Work is underway to refine the method. The aim is to provide BNCT to all patients with fast-growing malignant brain tumors as an alternative to conventional therapy.

"The Phase 2 study has shown that BNCT is as good as conventional therapy. This is very good result for a first trial," says Sten-Åke Lindahl, Oncologist in Karlstad, Sweden and co-author of the study.

"BNCT has two very important advantages. One, is that the treatment time is considerably shorter than conventional therapy. A second advantage is that BNCT is an important therapy to evaluate when the patient needs to undergo a second round of radiation therapy in the event of tumor re-growth. It is this application that the Studsvik project is now working on refining," explains Bo Nordenskjöld, Professor of Oncology and member of Studsvik Medical's Board of Directors.

What is BNCT?

Together with the health care services, Studsvik is developing an alternative treatment modality, BNCT, Boron Neutron Capture Therapy. The aim of BNCt is to extend the survival time of patients suffering from brain tumors and to improve their quality of life. Operations are conducted at one of the Studsvik Group's two reactors at the Studsvik site in Nyköping, where a complete treatment clinic has been established.

During BNCT, the boron-10 isotope is delivered to the cancer tissue. The tumor is then irradiated with neutrons from the reactor. This causes a chain reaction where the boron nucleus releases energy locally in the cancer cell, destroying the cell and thereby halting cell proliferation.

If a sufficient quantity of cancer cells are destroyed, the growth of the cancer can be stopped.

BNCT is short compared to conventional radiation therapy. BNCT lasts a total of 3 days, with a single 30-minute radiation session on Day 2. The patient experiences limited side-effects from the treatment. Conventional therapy takes 6 weeks with about 30 radiation sessions.

Studsvik AB (publ)

For further information, contact:
Sten-Åke Lindahl, Oncologist, tel: +46 54 61 54 15
Bo Nordenskjöld, Professor of Oncology and member of Studsvik Medical's Board of Directors, tel: +46 13 22 20 12
Kurt Sköld, President, Studsvik Medical, tel: +46 709 67 71 02

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.